REDCORP

NEWS RELEASE

November 1, 2004 News Release 04-22

Redcorp Announces Acquisition of Lagoa Salgada Project, Portugal

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that the government of Portugal has granted the Company a 415 square kilometer exploration concession covering the Lagoa Salgada massive sulphide deposit located in the prolific Portuguese Iberian Pyrite Belt (IBP).

The concession covers a copper-lead-zinc-silver-gold massive sulphide deposit which was discovered in 1992 by the Portuguese Geological Survey. Thirty-seven diamond drill holes totaling 15,600 meters have been drilled in the deposit area since its discovery. This work has partially outlined a massive sulphide deposit within a huge stockwork alteration system extending for over 1 kilometer. Redcorp considers that there is excellent potential to increase the size of the known deposit and to locate new deposits within the large concession area. Previous gravity geophysical surveys have identified a large number of gravity anomalies, many of which remain untested.

The table below shows drill hole intersections for some of the holes which have intersected the deposit, including LS22 which intersected a **65.8 meter interval grading 0.3 % copper, 5.5% lead, 8.7% zinc, 108.7 gpt silver and 1.55 gpt gold**. To the northwest of this hole, the deposit appears to be truncated by a post-mineral fault. The extension of the deposit across the fault has not been located. Drill hole LS20 intersected two sulphide zones, with the lower one returning a **12.1 meter interval grading 4.9% copper, 4.2% lead, 4.9% zinc, 129 gpt silver and 0.37 gpt gold**. This hole is located some 1,100 meters southeast of LS22 and appears to have intersected a second sulphide lens. This target does not appear to have been followed-up by further drilling. True thicknesses of these intersections are believed to be close to the drilled thickness.

Hole Number	From	To	Width (m)	Cu %	Pb %	Zn %	Ag gpt	Au gpt
LS04	126.8	203.7	76.9	0.4	2.7	2.5	72.6	0.9
incl	139.0	150.7	11.7	1.4	2.2	0.2	129.6	2.3
incl	165.7	192.4	26.7	0.3	4.0	5.7	98.2	1.2
LS09	121.4	185.9	64.5	0.3	3.0	0.4	54.3	0.8
incl	139.9	146.6	6.7	0.7	2.9	0.3	198.2	3.8
LS14	194.2	278.8	84.6	0.3	1.2	1.4	33.1	0.0
incl	154.8	162.2	7.4	1.7	2.3	0.1	110.2	0.1
incl	197.7	229.0	31.3	0.3	3.0	3.0	71.2	0.1
LS15	211.5	248.4	36.9	0.4	0.2	1.9	21.8	NS
LS18	554.6	564.7	10.1	0.1	0.1	0.2	13.6	5.1
LS20	182.8	196.1	13.3	1.3	2.5	4.5	39.5	0.1
plus	219.5	231.6	12.1	4.9	4.2	4.9	129.0	0.4
LS22	155.8	221.5	65.7	0.3	5.5	8.7	108.7	1.6
incl	167.6	194.7	27.1	0.2	4.9	12.2	71.2	1.3

dlo 11/17

The Lagoa Salgada deposit lies under 100 to 130 meters of younger (Tertiary) sedimentary rocks which cover the favourable stratigraphy in this part of the IBP. These cover rocks are significant, since they can preserve the weathered portion of sulphide deposits. The weathered portion can include gossans, which often contain significant enrichments in gold and silver, underlain by zones of secondary copper enrichment which may also contain significant precious metals. The Las Cruces deposit, under

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development by MK Resources Company, is an example of this style of mineralization. It contains a Measured and Indicated resource of 15.6 million tonnes grading 6.89% copper and is located within the Spanish portion of the IBP, some 240 km southeast of Lagoa Salgada.

This secondary enrichment of metals is well-developed at Lagoa Salgada, as indicated by hole LS04 (1.6 meter section of gossan grading 3.8 gpt gold and 313.4 gpt silver, underlain by a 6.1 meter section grading 2.17% copper, 94.5 gpt silver and 1.63 gpt gold), hole LS09 (6.7 meter section of gossan grading 3.8 gpt gold, 198.2 gpt silver) and hole LS22 (7.7 meter section of gossan grading 4.1 gpt gold, 286.1 gpt silver, 1.1% copper, 12.2% lead and 4.2% zinc).

Initial work on the concession will involve data compilation and reinterpretation to evaluate and prioritize exploration targets. These targets will be then be tested with geophysical surveys and diamond drilling as the program develops.

The IBP is host to some of the world's largest massive sulphide deposits, including the world class Rio Tinto and Neves Corvo deposits. Neves Corvo has been in production since 1983, and has a current remaining resource of 30 million tonnes grading 5% copper plus an additional zinc resource of 50 million tonnes grading 6% zinc. The belt hosts over 85 massive sulphide deposits with a combined tonnage of some 1.7 billion tonnes. These deposits typically occur in clusters, and are associated with extensive stockwork alteration zones in volcanic rocks. At Lagoa Salgada, the occurrence of massive sulphide mineralization, the intensity and extent of the alteration system and the presence of several untested gravity geophysical anomalies indicate excellent potential for the discovery of a significant massive sulphide deposit.

The concession agreement gives Redcorp the exclusive right to undertake exploration in the area for a period of two years. Following the initial two year period, Redcorp has the option of extending the exploration concession (three 1 year extensions, with a 50% reduction in concession size after each extension), or converting the exploration concession to an exploitation concession. Redcorp must complete work expenditures in the amount of €750,000, including 4,500 meters of drilling, and cash payments totaling € 50,000 over the initial two year period.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada. Redcorp, through its subsidiary Redfern Resources Ltd., is currently advancing the Tulsequah Project – polymetallic zinc-copper-lead-silver-gold massive sulphide deposit – towards development. Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

Robert G Carmichael, P.Eng. is Vice-President of Exploration and the designated QP for the Lagoa Salgada Project. Assays and drill-hole information have been excerpted from technical reports prepared by the Portuguese government and a subsidiary of RTZ Corporation,. This information is believed to be accurate, however it is presented as historical data and is subject to verification and QA/QC procedures to meet the standards of National Policy 43-101.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

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